Exhibit 99.4

BRAVO MULTINATIONAL INCORPORATED (BRVO) REPORTS ON PROJECT REVIEWS INCLUDING MOVE INTO MJ SECTOR

TORONTO, Aug. 29, 2017 (GLOBE NEWSWIRE) — Bravo Multinational Incorporated (OTCQB:BRVO) announces its current review of a potential new “Casino Gaming” operation venture and review of diversified business opportunities in the legalized marijuana (MJ) sector in Canada.

BRVO began an extensive review of a large pending commercial “Marijuana Grow” operation with related real estate holdings for a possible joint-venture investment, located in Central Ontario, Canada. The licensing process for this venture is currently pending Health Canada’s government approvals. Upon approval, the business intends to operate both indoor hydroponic, and outdoor natural grow operations.

The Company has entered discussions for a potential partnership opportunity into a new “Medical Marijuana Assessment” business with an existing medical marijuana (MMJ) sector assessment program professional. The business intent would be the opening of 4-6 medical marijuana  assessment clinics in the greater Metro Toronto area for “fee for service” cliental. Upon government approval, the intended future addition of “Dispensary License” permits may be applied to each clinic providing on location direct MMJ sales.

In the gaming sector, the Company is reviewing potential new “Casino Gaming” locations in an affluent community in a Pacific Coast City of Nicaragua. Bravo intends on opening a large stand alone “Casino Slot Palace.“ Through Bravo’s existing “Casino and Gaming License” connections and equipment inventory, the Company anticipates a smooth approval and set-up process. Research indicates that there is only one gaming operation currently set-up in this large community, servicing both the tourist and local markets.

A recent press release announced an “Asset Purchase Closing,” completed on August 16, 2017. The  Company reports the completion of the “placement” all 300 gaming machines, now resulting in immediate revenue generation for the Company.

In addition to the herein mentioned “Under Review” potential projects, the Company’s management continues to explore and assess several other future business opportunities that would be beneficial to both BRVO’s asset valuations and revenue generation.

About Bravo Multinational Incorporated:

Bravo Multinational Incorporated (OTCQB:BRVO) is a diversified company with the main focus being on the growth of our casino gaming equipment holdings. Currently, Bravo’s gaming equipment assets located in Central and South America. Bravo also holds patented mining claims in the gold and silver district on War Eagle Mountain, USA. Bravo’s current and future growth strategy, driven by partnerships, new acquisitions, and ventures should result in financially viable and profitable long- term operations throughout the Americas.

For further information contact Bravo Multinational  incorporated, www.bravomultinational.com, info@bravomultinational.com and (716) 803-0621.

Bravo Multinational Incorporated cautions that the statements made in this press release and other forward looking statements made on behalf of the Company may be affected by other factors. Such factors, including, but not limited to, vagaries of trade, market competition and other risks detailed herein and from time to time in the U.S. Securities and Exchange Commission filings of the Company.